ANNUAL	Notice of Annual General Meeting of Shareholders

GENERAL	Management Information Circular

MEETING

Date:	Friday, February 26, 2016

Place:	550 Burrard Street, Bentall 5
Boardroom
Lobby Level
Vancouver, British Columbia

Time:	11:00 a.m. (Pacific time)

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Platinum’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

CORPORATE DATA	Head Office
788 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean – Chairman and Director
Barry W. Smee – Director
Eric H. Carlson – Director
Timothy D. Marlow – Director
Diana J. Walters - Director
Peter C. Busse – Chief Operating Officer
Kresimir (Kris) Begic – Vice-President Corporate Development

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol “PTM”

NYSE MKT LLC (“NYSE MKT”)
Symbol “PLG”

YOUR VOTE IS IMPORTANT! If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free) or 416-304-0211 (collect) or e-mail at assistance@laurelhill.com.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the “Company”) has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Friday, February 26, 2016 (the “Meeting”). Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Information Circular”), financial statements for the fiscal year ended August 31, 2015 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs. This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Friday, February 26, 2016 (“Meeting Date”) at 11:00 a.m. (Pacific time) at 550 Burrard Street, Bentall 5 Boardroom, Lobby Level, Vancouver, British Columbia, for the following purposes:

1.

to receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2015 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

2.	to elect the directors;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.	to re-approve the Company’s stock option plan and all unallocated options thereunder, as required every three years by the TSX, as more particularly described in the accompanying Information Circular;

5.	to approve the continuation of the Company’s shareholder rights plan, as more particularly described in the accompanying Information Circular; and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company’s profile on SEDAR at www.sedar.com, or the Company’s website: http://platinumgroupmetals.net/investors/agm_2016/.

Accompanying this notice are the Information Circular, a form of Proxy (the “Proxy”) or voting information form (“VIF”), and a financial statement request form (“Request Form”). The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450. Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice and Access Provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Frank Hallam, the Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on January 4, 2016 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions. If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail: Complete the form of Proxy and return it in the envelope provided. If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving duly completed and executed forms of proxy or submitting a proxy by telephone or over the internet is 11:00 a.m. (Pacific time) on Wednesday, February 24, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Beneficial Shareholders may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form. You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450. For questions pertaining to the Meeting or if you require assistance with voting, please contact the Company’s ProxySolicitor, Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 Collect) or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 4th day of January, 2016.

BY ORDER OF THE BOARD
(signed) “R. Michael Jones”
President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 4, 2016 unless indicated otherwise)

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the “Company”) is providing this Information Circular in connection with the management’s solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Friday, February 26, 2016 at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with Company’s communications with Shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $25,000, plus out-of-pocket expenses. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the “Common Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form (“VIF”) and a Request Form but not the Information Circular, directly to its registered shareholders (“Registered Shareholders”) and its beneficial shareholders (“Beneficial Shareholders”).

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Pacific time) on Wednesday, February 24, 2016 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted. However, the deadline for the deposit of proxies may be waived by the chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to distribute its proxy-related materials to the Registered and Beneficial Shareholders. In addition, the Company has elected to pay to distribute its Meeting Materials to the OBOs.

The Company’s Beneficial Shareholders can expect to receive voting information by Broadridge or their brokers or their broker’s agents as set out above. The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management’s Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value (the “Common Shares”)

Issued and Outstanding:	775,914,708 Common Shares as at January 4, 2016 (the “Record Date”)

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company:

Name	No. Of Shares	Percentage
Franklin Resources, Inc. (1)	149,644,880	19.46%
Liberty Metals & Mining Holdings, LLC (1)	145,854,411	18.97%
BlackRock, Inc. (1)	104,537,856	13.5%

NOTE:

(1)	As most recently reported to be owned by the identified entity or its affiliate.

ELECTION OF DIRECTORS

The board of directors (the “Board”) has determined the number of directors at seven and presently consists of seven directors.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, as amended on February 18, 2015 (the “Policy”). The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election will be required to tender an offer to resign (a “Resignation Offer”). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director’s Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his or her province and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of Common Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her and his or her associates and affiliates, as at the Record Date:

Number of
Shares
beneficially
owned, or
Name, Position and		Previous	controlled or
Province/State	Principal Occupation and Occupation	Service as a	directed, directly
and Country of Residence(1)	During the Past 5 Years(1)	Director	or indirectly(2)

R. MICHAEL JONES(11)	President and Chief Executive Officer	Feb. 18, 2002(3)	2,699,197(6)
President, Chief Executive	of the Company and a predecessor
Officer and Director	company from 2000 to present.
British Columbia, Canada

FRANK R. HALLAM(11)	Chartered Accountant since 1993; Chief	Feb. 18, 2002(4)	1,246,264
Chief Financial Officer,	Financial Officer of the Company and
Corporate Secretary and Director	the founder of a predecessor company
British Columbia, Canada	from 1983 to present.

Number of
Shares
beneficially
owned, or
Name, Position and		Previous	controlled or
Province/State	Principal Occupation and Occupation	Service as a	directed, directly
and Country of Residence(1)	During the Past 5 Years(1)	Director	or indirectly(2)

BARRY W. SMEE(7)(8)(10)	Geologist and Geochemist. President of	Feb. 18, 2002(3)	210,100
Independent Director	Smee & Associates, a private
British Columbia, Canada	consulting, geological and geochemistry
company, from 1990 to the present.

IAIN D.C. McLEAN(7)(8)(10)	General Management Consultant and	Feb. 18, 2002(5)	203,354
Chairman and Independent	Chartered Engineer. Chief Operating
Director	Officer, MineSense Technologies, a
British Columbia, Canada	technology company based in
Vancouver, B.C. from Aug 2014 to Sep
2015; Regional Vice President,
Gemcom Software/Dassault Systemes
GEOVIA from June 2010 to July 2014.

ERIC H. CARLSON(7)	Chartered Accountant since 1985; Chief	Feb. 22, 2005	882,800(9)
Independent Director	Executive Officer of Anthem Works
British Columbia, Canada	Group Ltd., a real estate investment,
development and management company
based out of Vancouver, B.C., from
July 1994 to the present.

TIMOTHY D. MARLOW(10)(11)	Chartered Mining Engineer and	May 6, 2011	30,000
Independent Director	Consultant. President of Philippine
British Columbia, Canada	Gold Consulting LLC from 1995 –
2014; President of Marlow &
Associates from 1995 to the present.

DIANA J. WALTERS(7)(8)	Consulting specialist primarily in	July 15, 2013	40,000
Independent Director	natural resources, principal investing,
New York, USA	investment banking/finance and
industry management. President and
CEO of Liberty Metals and Mining
Holdings, LLC from Jan 2010 to Oct
2014.

NOTES:

(1)	The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(4)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.
(5)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(6)	Of these shares, 956,000 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(7)	Denotes member of the Audit Committee. Mr. Carlson is chairman of the Audit Committee.
(8)	Denotes member of the Compensation Committee. Mr. Smee is the chairman of the Compensation Committee.
(9)

Of these Common Shares, 425,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson and 255,000 Common Shares are held by Anthem Works Ltd., a company controlled by Mr. Carlson.

(10)	Denotes member of Governance and Nomination Committee. Mr. McLean is the chairman of the Governance and Nomination Committee.
(11)	Denotes member of the Disclosure Committee. Mr. Jones is the chairman of the Disclosure Committee.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 24, 2015 (the “2015 AIF”) with respect to the fiscal year ended August 31, 2015 under the headings “Directors and Officers – Committees of the Board of Directors – Audit Committee” and Schedule “A” attached thereto. A copy of the 2015 AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the 2015 AIF free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2015 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2015.

During the year ended August 31, 2015, the Company had five NEOs: R. Michael Jones, the President and CEO of the Company; Frank R. Hallam, the CFO of the Company; Peter C. Busse, the Chief Operating Officer (“COO”) of the Company; Kresimir (Kris) Begic, Vice-President (“VP”) Corporate Development; and Mlibo Mgudlwa, VP of the Company’s wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Board has established a compensation committee (a “Compensation Committee”) which is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s officers. The CompensationCommittee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. The Compensation Committee is comprised of Barry W. Smee (Chair), IainD.C. McLean and Diana J. Walters, all of whom are independent directors of the Company.

The Company does not generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

The mineral exploration and development industry is extremely competitive and active for officers and other employees. Since 2008 the global economic environment has been unstable, resulting in a volatile equity market. Variable commodities market conditions and associated long term market uncertainties since 2011 have had an impact on executive compensation decisions made during the fiscal years ended August 31, 2013, 2014 and 2015.The CD&A that follows outlines the Company’s executive compensation components and philosophies, which at times, was tempered by the Company’s desire to preserve capital in light of uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of officers with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Company’s Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Company’s Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders’ interests and with the execution of theCompany business strategy; and, to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company’s compensation policies and practices. Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company’s compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. These other companies are identified below in the section following the table under the heading entitled “Executive Compensation - Related Fees”. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels.

The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;
•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
•	establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Officer Compensation

A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals. For the financial year ended August 31, 2015, the three basic components of officer compensation were:

•	base salary;
•	annual incentives (cash bonus); and
•	option based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective officer depending on: (a) whether the officer is able to meet or exceed his or her applicable performance expectations; (b) market performance of the Company’s Common Shares; and, (c) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

The Compensation Committee consists of three independent directors: Diana Walters, Iain McLean and Barry Smee with Barry Smee acting as Chairman.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company’s compensation policies. Barry Smee until recently served as a board member of other publically listed mining companies. Diana Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating and directorship roles. Iain McLean has extensive business experience in mine operations and senior management positions in publicly listed and private technology companies. Collectively the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the market place in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts. The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long-term compensation is targeted to be competitive in the market place, but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company’s long-term success. In determining the base salary of an NEO, the Compensation Committee places equal weight on the following criteria:

•	the particular responsibilities related to the position;
•	salaries paid by comparable businesses;
•	the experience level of the officer; and
•	his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers’ and employees’ compensation levels. In the year ended August 31, 2015, the Compensation Committee engaged an external independent consultant, Lane Caputo Compensation Inc. (the “Consultant”) to assist the Compensation Committee in assessing the criteria and to make recommendations on appropriate compensation levels for officers and employees.

The aggregate fees billed to the Company or its subsidiaries by the Consultant, including any of its associates, during the fiscal year ended August 31, 2015 was $44,100.

Executive Compensation - Related Fees

Consultant	Year	Fees ($)	All Other Fees ($)	Total Fees ($)
Lane Caputo Compensation Inc.	2015 2014	44,100 Nil	Nil Nil	44,100 Nil

NOTE:

(1)	Lane Caputo Compensation Inc. was originally retained in January, 2011 to provide a full review of senior executive and board compensation with a full set of benchmark company comparisons.

The Compensation Committee and the external consultant had access to other public company data through available information and other public company boards where the members serve. In particular, the Company looked at the following benchmark group:

•	Argonaut Gold Inc.
•	MAG Silver Corp.
•	Semafo Inc.
•	Asanko Gold Inc.
•	Nevsun Resources Ltd.
•	Sierra Metals Inc.
•	AuRico Gold Inc.
•	Perseus Mining Ltd.
•	Teranga Gold Corp.
•	Endeavour Mining Corp.
•	Primero Mining Corp.
•	Torex Gold Resources Inc.
•	Guyana Goldfields Inc.
•	Romarco Minerals Inc.
•	Trevali Mining Corp.
•	Katanga Mining Ltd.
•	Roxgold Inc.
•	True Gold Mining Inc.
•	Lucara Diamond Corp.
•	Rubicon Minerals Corp.

This benchmark group was selected based on the stage of the company, market capitalization and geographic location of the companies’ properties. The Compensation Committee used the benchmark group data to ensure the compensation levels were sufficient to be competitive without exceeding average compensation for companies of the same size and stage.

During the financial year ending August 31, 2015, approximately: $430,000 (2014 - $390,000) was paid as base fees to the Company’s President/CEO; $396,667 (2014 - $360,000) was paid as base salary for the Company’s CFO; $320,000 (2014 - $290,000) was paid as base salary for the Company’s COO; $201,667 (2014 - $185,000) was paid as a base salary for the Company’s VP Corporate Development; and $190,266 (2014 - $179,324) was paid as a base salary for the VP Platinum Group Metals (RSA) (Pty) Ltd. Employee salaries are based on fair market value and individual performance assessed by management. Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board. Competitive levels of base salary, comparisons and option based awards are considered when setting incentives. Overall compensation is considered as a whole including annual incentives. For the CEO and COO, safety is a consideration for bonus compensation. Significant growth in the Company assets through discovery, increased mineral resources and engineering advancement at the Company’s Waterberg property has been achieved in 2015. The accomplishments at Waterberg, the completion of important financings and the safe progress of surface construction at the Project 1 Platinum Mine in South Africa (“Project 1”) were important considerations in establishing senior management bonus levels for 2015.

In the financial year ended August 31, 2015 the Company’s President/CEO was paid a cash bonus of $331,500 (2014 - $516,500); the Company’s CFO was paid a cash bonus of $306,000 (2014 - $391,000); the Company’s COO was paid a cash bonus of $110,000 (2014 - $91,200); the Company’s VP Corporate Development was paid a cash bonus of $100,000 (2014 - $65,500); and the Company’s VP of Platinum Group Metals (RSA) (Pty) Ltd. was paid a cash bonus of $26,549 (2014 - $26,903).

The cash bonus amounts listed above were paid to NEO’s in January, 2015 following the completion of significant milestones during calendar 2014. Looking forward, although performance milestones were met by NEO’s in calendar 2015, post the Company’s August 31, 2015 fiscal year end, the Compensation Committee reduced cash bonus amounts payable to NEO’s as a reflection of market conditions.

Option based awards (long term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s incentive stock option plan (the “Stock Option Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants when reviewing NEO compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Summary Compensation Table”.

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in common shares of Platinum Group Metals Ltd. on August 31, 2010 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

	2010	2011	2012	2013	2014	2015
Platinum Group Metals Ltd.	100	70	41	63	61	18
S&P/TSX Composite Index	100	107	100	106	131	116
S&P/TSX Global Mining Index	100	112	83	71	80	52

As shown in the foregoing graph, the Company’s performance has been below the performance of the S&P/TSXComposite Index. The decline in the Company’s share price has resulted from instability in the market due to the decline of conditions in the global economic environment. These conditions have particularly impacted the junior mining sector resulting in the Company performing below the S&P/TSX Composite Index. Market conditions and associated long-term market uncertainties have an impact on officer compensation decisions; however the Compensation Committee also considers the performance of the officers and the achievement of milestones. The Company’s officers have achieved planned milestones even with the difficult market conditions. During the 2013 calendar year, the Company completed a public offering of 225 million shares for gross proceeds of $180 million and completed a public offering of 148.5 million shares for gross proceeds of $175.2 million, successfully completed Phase 1 construction at Project 1, commenced with execution of Phase 2 construction and underground development at Project 1 and advanced the significant new discovery at its Waterberg property including the declaration of inferred resources. During the 2014 calendar year, the Company continued with the execution of Phase 2 construction and underground development at Project 1, further advanced the discovery at its Waterberg property including the completion of a positive preliminary economic assessment for the Waterberg Joint Venture, declared a significant increase to inferred resources for the Waterberg property and completed a public offering of 214.8 million shares for gross proceeds of US$113.8 million. In light of these and other achievements and the high worldwide demand for mining officers leading to an increased need to provide a competitive salary and bonus structure to attract and retain qualified personnel, management’s compensation has not correlated to share price movement. During the 2015 calendar year, at Project 1 the Company completed all required permitting, advanced underground development and substantially completed construction, commenced with preparations for production and completed US $80 million in debt financing. At the Waterberg Project the Company completed an amendment to the existing joint venture arrangement in May, 2015 to consolidate the ownership of the project, achieving US $20 million in partner funding as a component of the deal. A new, larger resource estimate was completed at Waterberg in July of 2015.

From August 31, 2010 to August 31, 2015, the share price of the Company has decreased by approximately 82%, compared to an increase in the S&P/TSX Composite Index of approximately 34% and a decrease of approximately 40% in the S&P/TSX Global Mining Index during the corresponding period.

Option-Based Awards

The Company’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals. It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Details of the Company’s Stock Option Plan are provided below under “Securities Authorized for Issuance under Equity Compensation Plans”. There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2015, August 31, 2014 and August 31, 2013 in respect of each NEO.

					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			Based	Based	Annual	term	Pension	All Other	Total
NEO Name and		Salary	Awards	Awards(2)	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year(1)	($)	($)	($)	Plans	Plans	($)	($)	($)

R. Michael Jones,	2015	430,000	Nil	338,415	331,500	Nil	Nil	Nil	1,099,915
CEO(3)	2014	390,000	Nil	578,146	516,500(5)	Nil	Nil	Nil	1,484,646
	2013	372,000	Nil	151,176	268,800	Nil	Nil	Nil	791,976

Frank R. Hallam,	2015	396,667	Nil	282,013	306,000	Nil	Nil	Nil	984,680
CFO(3)	2014	360,000	Nil	505,878	391,000	Nil	Nil	Nil	1,256,878
	2013	345,000	Nil	151,176	252,000	Nil	Nil	Nil	748,176

Peter C. Busse	2015	320,000	Nil	155,107	110,000	Nil	Nil	Nil	585,107
COO	2014	290,000	Nil	231,258	91,200	Nil	Nil	Nil	612,458
	2013	287,833	Nil	94,485	140,000	Nil	Nil	Nil	522,318

Kresimir (Kris)	2015	201,667	Nil	84,604	100,000	Nil	Nil	Nil	386,271
Begic,	2014	185,000	Nil	211,023	65,500(5)	Nil	Nil	Nil	461,523
VP Corporate	2013	177,583	Nil	94,485	80,000	Nil	Nil	Nil	352,068
Development
Mlibo Mgudlwa,	2015	190,266	Nil	$56,403	26,549	Nil	Nil	17,656	234,471
VP Platinum	2014	179,324	Nil	86,722	26,903(5)	Nil	Nil	19,850	312,799
Group Metals	2013	165,990	Nil	89,915	12,326	Nil	Nil	23,687	291,918
(RSA) (Pty) Ltd (4)

NOTES:

(1)	Financial year ended August 31st.
(2)

Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(3)	Also a director of the Company. No fees are paid to the NEO in his role as a director.
(4)	Salary paid in Rand. Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.
(5)	Payment of this amount was made in January 2014 and included a one-time incentive representing a Waterberg discovery bonus.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the “Jones Employment Agreement”), R. Michael Jones is employed as the Company’s President/CEO. Pursuant to the Jones Employment Agreement, Mr. Jones’ annual compensation is $450,000 effective January 1, 2015 and payable in semi-monthly installments. The Jones Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the “Hallam Employment Agreement”), Frank R. Hallam is employed as the Company’s CFO. Pursuant to the Hallam Employment Agreement, Mr. Hallam’s annual compensation is $415,000 effective January 1, 2015 and payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 27, 2012 (the “Busse Employment Agreement”), Peter Busse is engaged as the Company’s COO. Pursuant to the Busse Employment Agreement, Mr. Busse’s annual compensation is $335,000 effective January 1, 2013 and payable in semi-monthly instalments. The Busse Employment Agreement also includes a change of control provision, which is described more fully below at“Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Busse is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the “Begic Employment Agreement”), Kresimir (Kris) Begic is engaged as the Company’s VP of Corporate Development. Pursuant to the Begic Employment Agreement, Mr. Begic’s annual compensation is $210,000 effective January 1, 2015 and payable in semi-monthly instalments. The Begic Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Begic is also eligible for an annual discretionary bonus.

The Jones Employment Agreement, the Hallam Employment Agreement, the Busse Employment Agreement and the Begic Employment Agreement are collectively the “Employment Agreements”.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the “Mgudlwa Employment Agreement”), Mlibo Mgudlwa is engaged as VP of Platinum Group Metals (RSA) (Pty) Ltd. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa’s annual compensation effective January 1, 2016 is Rand2,077,819 (approximately $186,018) and payable in semi-monthly instalments. Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. Incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2015, unless otherwise noted. The closing price of the Company’s Common Shares on the TSX on August 31, 2015 was $0.34.

	Option-Based Awards				Share-Based Awards
	Number of					Market or
	Securities			Value of	Number of	Payout Value of
	Underlying			Unexercised	Shares or Units	Share-Based
	Unexercised	Option Exercise	Option	In-The-Money	of Shares that	Awards that
Name	Options	Price	Expiration Date	Options (1)	have not vested	have not vested
	(#)	($)		($)	(#)	($)
R. Michael Jones	400,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	600,000	2.05	May 6, 2016	Nil	Nil	Nil
	500,000	1.30	Nov 15, 2016	Nil	Nil	Nil
	400,000	0.96	Sept 7, 2017	Nil	Nil	Nil
	1,000,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	1,200,000	0.65	Feb 16, 2020	Nil	Nil	Nil

Frank R. Hallam	350,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	550,000	2.05	May 6, 2016	Nil	Nil	Nil
	400,000	1.30	Nov 15, 2016	Nil	Nil	Nil
	400,000	0.96	Sept 7, 2017	Nil	Nil	Nil
	875,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	1,000,000	0.65	Feb 16, 2020	Nil	Nil	Nil

Peter C. Busse	125,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	200,000	2.05	May 6, 2016	Nil	Nil	Nil
	100,000	1.30	Nov 15, 2016	Nil	Nil	Nil
	200,000	0.96	Sept 7, 2017	Nil	Nil	Nil
	400,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	550,000	0.65	Feb 16, 2020	Nil	Nil	Nil

	Option-Based Awards				Share-Based Awards
	Number of					Market or
	Securities			Value of	Number of	Payout Value of
	Underlying			Unexercised	Shares or Units	Share-Based
	Unexercised	Option Exercise	Option	In-The-Money	of Shares that	Awards that
Name	Options	Price	Expiration Date	Options (1)	have not vested	have not vested
	(#)	($)		($)	(#)	($)
Kresimir (Kris)	150,000	2.10	Nov 26, 2015	Nil	Nil	Nil
Begic	250,000	2.05	May 6, 2016	Nil	Nil	Nil
	150,000	1.30	Nov 15, 2016	Nil	Nil	Nil
	250,000	0.96	Sept 7, 2017	Nil	Nil	Nil
	365,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	300,000	0.65	Feb 16, 2020	Nil	Nil	Nil

Mlibo Mgudlwa	10,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	30,000	2.05	May 6, 2016	Nil	Nil	Nil
	100,000	1.30	Nov 15, 2016	Nil	Nil	Nil
	200,000	0.96	Sept 7, 2017	Nil	Nil	Nil
	150,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	200,000	0.65	Feb 16, 2020	Nil	Nil	Nil

NOTE:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.34, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2015.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	Nil	Nil	N/A
Frank R. Hallam	Nil	Nil	N/A
Peter C. Busse	Nil	Nil	N/A
Kresimir (Kris) Begic	Nil	Nil	N/A
Mlibo Mgudlwa	Nil	Nil	N/A

The options granted to the above NEOs vested at the time of grant. The exercise price of options at the time of grant is set at or above the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities):

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank R. Hallam, Peter Busse and Kresimir (Kris) Begic (hereinafter referred to as “Jones”, “Hallam”, “Busse” and “Begic”, respectively; each an “Officer” and collectively, the “Officers”) may resign by giving 90 days’ written notice and the Officer will be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

(a)	Final Wages;

(b)	an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

(c)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

(d)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to theCompany’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability;

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2015, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	$900,000	$1,644,533
Frank R. Hallam	N/A	$830,000	$1,462,667
Peter Busse	N/A	$335,000	$897,467
Kresimir (Kris) Begic	N/A	$210,000	$583,667
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

(a)	to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

(b)	not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

(c)

not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

(d)

to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2015, there are no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change of control.

Compensation of Directors

The following table describes all amounts of compensation provided to the directors of the Company, who are each not also NEOs, for the year ended August 31, 2015.

		Share-	Option-	Non-Equity
	Fees	Based	Based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards(3)	Compensation	Value	Compensation	Total
Director Name(1)	($)(2)	($)	($)	($)	($)	($)	($)
Iain D.C. McLean	76,500	Nil	98,705	Nil	Nil	Nil	175,205
Eric H. Carlson	52,000	Nil	98,705	Nil	Nil	Nil	150,705
Barry W. Smee	67,500	Nil	98,705	Nil	Nil	Nil	166,205
Timothy D. Marlow	45,500	Nil	98,705	Nil	Nil	Nil	144,205
Diana J. Walters	55,500	Nil	98,705	Nil	Nil	Nil	154,205

NOTES:

(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.

(2)	The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.

(3)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Schedule of Directors’ Fees and Narrative Description

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended August 31, 2015.

Except as noted below, none of the Company’s current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

The fees payable to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and are as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend	Per Diem
Board of Directors	$20,000	$1,500	Nil
Audit Committee	$4,000	$1,500	Nil
Compensation Committee	$4,000	$1,500	Nil
Special Assignments	Nil	Nil	$1,000

Directors’ fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings. This recommendation is then subject to the approval of the Board.

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO. These incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2015, unless otherwise noted. The closing price of the Company’s shares on the TSX on August 31, 2015 was $0.34.

	Option-Based Awards				Share-Based Awards
	Number of					Market or
	Securities			Value of	Number of	Payout Value
	Underlying		Option	Unexercised	Shares or Units	of Share-Based
	Unexercised	Option	Expiration	In-The-Money	of Shares that	Awards that
Director Name	Options	Exercise Price	Date	Options (1)	have not vested	have not vested
	(#)	($)		($)	(#)	($)
Iain D.C. McLean	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
	250,000	0.96	Sept 7 2017	Nil	Nil	Nil
	250,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	350,000	0.65	Feb 16, 2020	Nil	Nil	Nil
Eric H. Carlson	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
	250,000	0.96	Sept 7 2017	Nil	Nil	Nil
	250,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	350,000	0.65	Feb 16, 2020	Nil	Nil	Nil
Barry W. Smee	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
	250,000	0.96	Sept 7 2017	Nil	Nil	Nil
	250,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	350,000	0.65	Feb 16, 2020	Nil	Nil	Nil
Timothy D. Marlow	250,000	2.05	July 14, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
	250,000	0.96	Sept 7 2017	Nil	Nil	Nil
	250,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	350,000	0.65	Feb 16, 2020	Nil	Nil	Nil
Diana J. Walters	250,000	1.30	Jan 14, 2019	Nil	Nil	Nil
	350,000	0.65	Feb 16, 2020	Nil	Nil	Nil

NOTE:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.34, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each director, who is also not a NEO, during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D.C. McLean	Nil	N/A	N/A
Eric H. Carlson	Nil	N/A	N/A
Barry W. Smee	Nil	N/A	N/A
Timothy D. Marlow	Nil	N/A	N/A
Diana J. Walters	Nil	N/A	N/A

The options granted to the above directors vested at the time of grant. The exercise price of the options at the time of grant is at the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock options grants at the time of vesting is nil.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in Schedule “A” attached to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Stock Option Plan, being the only compensation plan in effect as of August 31, 2015, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	28,324,500	$1.21	48,569,803
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	28,324,500	$1.21	48,569,803

Information Concerning the Stock Option Plan

The Company’s Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010 and January 8, 2013. The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. Other information relating to the Stock Option Plan is as follows:

•	The Stock Option Plan is administered by the Compensation Committee.

•	Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

•

As at January 4, 2016, an aggregate of up to 77,591,471 options were issued or issuable under the Stock Option Plan, being a number of options equal to 10% of the Company’s issued and outstanding Common Shares on such date.

•

As at January 4, 2016, an aggregate of 34,771,750 options were outstanding under the Stock Option Plan, being a number of options equal to 4.5% of the Company’s issued and outstanding Common Shares on such date.

•

The number of Common Shares reserved for issuance under options granted to Insiders may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of shares issued to Insiders (together with any shares issued to Insiders (as defined in the Stock Option Plan) pursuant to any other share compensation arrangements of the Company) within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

•

The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

•	The Stock Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

•	Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

•	Options may be exercisable for a period of time determined by the Compensation Committee with the maximum term of options granted under the Stock Option Plan being ten years from the date of grant.

•

Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

•

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

•	Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

•

Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Stock Option Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

•

Other than those set forth in the previous point, any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), including changes to the plan to reduce the exercise price or cancel and reissue options or other entitlements, will be subject to the approval of the shareholders and TSX.

•

The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

•

The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

An administrative amendment by the Board was made to the Stock Option Plan, in accordance with its terms and consistent with TSX requirements, to remove reference to a specific effective date in section 19.2 and replace that date with the TSX requirement that all unallocated options must be approved every three years by the majority of the directors and shareholders.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Messrs. Carlson, Jones and Hallam are directors of Nextraction Energy Corp (“Nextraction”) that is currently the subject of a Cease Trade Order of the British Columbia Securities Commission issued on May 8, 2015 for failure to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management’s Discussion and Analysis for the period ended December 31, 2014 (the “2014 Financial Statements”). Nextraction has now filed the 2014 Financial Statements and is in process to complete and file all outstanding required 2015 interim financial reports and Management’s Discussion and Analysis relating to each interim financial report. Nextraction is also working on financing and a reorganization so that it is financially able to continue as a going concern, complete its required filings on an ongoing basis and re-list its common shares for trading.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-Approval of Stock Option Plan and Approval of Unallocated Options, Rights and Other Entitlements

The Company implemented the Stock Option Plan which was approved by the shareholders at the annual general meeting held on January 10, 2006, was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010 and January 8, 2013. Per the requirements of the TSX, the Company is required to obtain shareholder approval of the Stock Option Plan every three years. As such, at the Meeting, the shareholders will be asked to pass an ordinary resolution re-approving the Stock Option Plan in its current form, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)

the Company’s incentive stock option plan (the “Stock Option Plan”) and all unallocated options, rights and other entitlements issuable under the Stock Option Plan are hereby authorized, approved, confirmed and ratified;

(b)	the Company have the ability to continue granting options under the Stock Option Plan, until February 26, 2019, a date that is three (3) years from the date of this resolution; and

(c)

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

In the event the shareholders do not pass the resolution to re-approve the Stock Option Plan and approve all unallocated options, rights and other entitlements thereunder:

•	the existing options will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements; and

•	previously granted options that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Stock Option Plan is provided above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”. The Stock Option Plan is a rolling 10% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Stock Option Plan at any time is 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Stock Option Plan. A copy of the Stock Option Plan will be available for viewing up to the date of the Meeting at the Company’s offices at Suite 788 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and at the Meeting. In addition, a copy of the Stock Option Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote for the re-approval of the Stock Option Plan.

Continuation of the Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as rights agent (the “Rights Plan”). On January 8, 2013, the Company’s shareholders ratified and confirmed the Rights Plan and the Rights Plan was accepted by TSX. The Rights Plan is intended to provide the shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders. The Rights Plan will expire at the end of the Meeting, unless the shareholders of the Company vote to approve its continuation.

At the Meeting, the shareholders will be asked to approve the continuation of the Rights Plan. A summary of the Rights Plan is set out in Schedule “B”. Capitalized terms used with the section of this Information Circular and Schedule “B” that are not defined in this Information Circular have the meaning ascribed to them in the Rights Plan.

Recommendation of the Board

The Board has determined that the continuation of the Rights Plan is in the best interests of the Company and the shareholders. The Board unanimously recommends that shareholders vote in favour of the resolutions approving the continuation of the Rights Plan. Unless specified in a proxy that the Company’s shares represented by the proxy shall be voted against the resolution respecting approval of the continuation of the Rights Plan, it is the intention of the persons designated in the enclosed proxy to vote in favour of approval of the continuation of the Rights Plan.

Shareholder Approval

The continuation of the Rights Plan is required to be approved by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) of the Company present in person or represented by proxy at the Meeting. To the best of the knowledge of the Company, all shareholders of the Company as of the Record Date are Independent Shareholders within the meaning of the Rights Plan. The resolution to approve the continuation of the Rights Plan which will be presented at the Meeting adopted with or without variation is as follows:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)

the continuation of the shareholder rights plan of the Company containing the terms and conditions substantially set forth in the shareholder rights plan agreement between Platinum Group Metals Ltd. (the “Company”) and Computershare Investor Services Inc. dated as of July 9, 2012, is hereby approved;

(b)

any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

If the continuation of the Rights Plan is not approved by a majority of the votes cast by shareholders as set out above, the Rights Plan will cease to have effect as of the termination of the Meeting.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.” The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure
Requirement		The Company’s Approach
1.	Board of Directors –

(a)	Disclose identity of directors who are independent.	(a)

The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not members of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Messrs. Barry W. Smee, Eric H. Carlson, Iain D.C. McLean, Timothy D. Marlow and Diana J. Walters.

(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)

The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam, the Company’s President/CEO and CFO, respectively. These two directors are non-independent insofar as they have a material relationship with the Company by virtue of their senior executive positions with the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

		(c)	A majority of the Board is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)

The following directors are presently also directors of other issuers as listed: R. Michael Jones is also a director of West Kirkland Mining Inc. (TSX Venture Exchange (“TSXV”)) and Nextraction Energy Corp. (TSXV) Frank R. Hallam is also a director of West Kirkland Mining Inc. (TSXV), Lake Shore Gold Corp. (TSX) and Nextraction Energy Corp. (TSXV).

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to and do hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. In 2015, no formal meetings were held. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Corporate Governance Disclosure
Requirement		The Company’s Approach
(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(f)

Iain D.C. McLean is the Chairman of the Company and is an independent director. Mr. McLean has extensive business experience as senior executive in several public companies managing operations, listings, capital raising, etc. Mr. McLean also has experience in underground mining operations in the UK and South Africa. The chair’s role is to facilitate and chair discussions among the Company’s independent directors, and to facilitate communication between the independent directors and management. The chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company. The chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	(g)

Director attendance at Board meetings held during the financial year ended August 31, 2015 is as follows: R. Michael Jones (8/8), Frank R. Hallam (8/8), Barry W. Smee (8/8), Iain D.C. McLean (7/8), Eric H. Carlson (8/8), Timothy D. Marlow (8/8) and Diana J. Walters (8/8).

2.	Board Mandate –

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The Board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct. The Board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The Board reviews the strategic plan at each meeting, usually at least once quarterly. The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board considers typical risks, such as currency, commodity, mining exploration and development risks. The Board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The Compensation Committee is responsible for reviewing and reporting to the Board on management’s succession plans. The Board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance; however, the Board has established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the Board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements. The Board approves all of the Company’s major communications, including annual and quarterly reports and press releases with specific review of financial disclosure by the Audit Committee. In accordance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy, three corporate spokespersons have been formally designated. The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the Board. The Board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The Board, and the Audit Committee, consults with the auditor with respect to these systems. In general, budgets over a CDN$200,000 limit or abandonment of mineral properties require the Board’s approval. Budgets document approval and a Board approved capital expenditure procedure has been established for project expenditures. Project budgets are brought before the Board on a regular basis. The Board’s direction with respect to these budgets is communicated back to project staff. The number of scheduled Board meetings varies with circumstances but a minimum of 4 meetings are held annually. In addition, special meetings are called as necessary. The Chairman or the President establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any Board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting. Board members have full and free access to senior management and employees of the Company.

Corporate Governance Disclosure
Requirement		The Company’s Approach

3.	Position Descriptions –

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(a)

The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the Board to carry out his responsibilities. Please refer to the Company’s Annual Information Form with respect to the fiscal year ended August 31, 2015, which is filed on SEDAR (www.sedar.com).

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

		(b)	The Board has developed a written position description for the CEO.

Corporate Governance Disclosure
Requirement			The Company’s Approach
4.	Orientation and Continuing Education –

(a)	Briefly describe what measures the Board takes to orient new directors regarding		(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

	i.	The role of the Board, its committees and its directors, and
	ii.	The nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5.	Ethical Business Conduct –

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:		(a)

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com). The Code is provided to each director, officer, employee and consultant on an annual basis. In addition, if the Code is amended or revised, then a new copy is distributed. The Company’s Governance and Nomination Committee monitors compliance with the Code. Frank Hallam, CFO, has been appointed as the Company’s Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns. To date, the Company has not been required to file a material change report relating to a departure from the Code.

	i.	Disclose how a person or company may obtain a copy of the code;
	ii.	Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
iii.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. In addition, the Code requires all directors to obtain the specific permission of the Company’s Ethics Officer or Governance and Nomination Committee prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c)	Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.		(c)

The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code.

Corporate Governance Disclosure
Requirement		The Company’s Approach

6.	Nomination of Directors -

(a)	Describe the process by which the Board identifies new candidates for Board nomination	(a)

All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector. The Governance and Nomination Committee is responsible for making recommendations on the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company. The plan includes: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for Board membership; and (iii) a list of future candidates for Board membership after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the Board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

(b)

Disclose whether or not the Board has a nominating committee composted entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

		(b)	The Board has a Governance and Nomination Committee composed entirely of independent directors.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)

In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year and has used an outside search firm for qualified candidates.

Corporate Governance Disclosure
Requirement		The Company’s Approach
7.	Compensation –

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	(a)

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and annual fees. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	(b) The Board has a Compensation Committee composed entirely of independent directors.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)

The Compensation Committee’s primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

8.	Other Board Committees –

If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.		The Company has a Governance and Nomination Committee and a Disclosure Committee.

9.	Assessments –

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives. The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board, and will conduct regular assessments in accordance with its mandate. Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

10.	Director Term Limits and Other Mechanisms of Board Renewal –

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company’s best interests. To ensure adequate board renewal, the Governance and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the composition of the Board.

Corporate Governance Disclosure
Requirement			The Company’s Approach

11.	Policies Regarding the Representation of Women on the Board –

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.		In identifying suitable candidates for nomination to the Board, the Governance and Nomination Committee and the Board do not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, but rather makes their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person’s skills and experience are appropriate for a Board position. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in connection with its nomination and appointment procedures.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:		N/A
	(i)	a short summary of its objectives and key provisions,
	(ii)	the measures taken to ensure that the policy has been effectively implemented,
	(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
	(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process –

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.			See item 11 above.

Corporate Governance Disclosure
Requirement		The Company’s Approach
13.	Consideration Given to the Representation of Women in Executive Officer Appointments –

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not

See item 11 above.
doing so.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

See item 11 above.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)	If the issuer has adopted a target referred to in
either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

For additional disclosure in respect of the Company’s directors And executive officers, please see sections titled “Election of Directors” and “Compensation Discussion and Analysis” of this Information Circular.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

SCHEDULE “B”

SUMMARY OF THE RIGHTS PLAN

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan is available on SEDAR at www.sedar.com.

Effective Date

The effective date of the Rights Plan (the “Effective Date”) is July 9, 2012.

Term

If the continuance of the Rights Plan is approved by the shareholders of the Company at the Meeting, the Rights Plan will continue in force up to the end of the Company’s third annual meeting of shareholders following such approval (subject to earlier expiry in the event of (i) the redemption of the Rights (as defined below); or (ii) the exchange of Rights for debt or equity securities or assets (or a combination thereof), all as more particularly set out in the Rights Plan (the “Expiration Time”)).

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each of the Company’s outstanding Common Shares and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights Exercise Privilege

The Rights will separate from the Common Shares and become exercisable at the Separation Time (as defined below). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right of $25 (the “Exercise Price”).

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by a person of 20% or more of the Common Shares of the Company and that person becoming an Acquiring Person (a “Flip-in Event”) and following the SeparationTime, each Right, other than a Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have a market value equal to two times the Exercise Price. Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstandingCommon Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares. The Rights Plan also provides that a person (a “Subsequent Grandfathered Person”) who, after the Record Time, acquires all of the voting shares beneficially owned by a Grandfathered Person, provided that person did not beneficially own any other voting shares at the time of such acquisition, shall not be an Acquiring Person unless, after the completion of the transaction pursuant to which such person became a Subsequent Grandfathered Person, that person becomes the Beneficial Owner of any additional Common Shares. The Board is authorized, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the earlier of the Separation Time (as defined below) and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares of the Company issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time (as defined below) and prior to the Expiration Time, the Rights will be evidenced by Rights Certificates which will be transferable and traded separately from the Common Shares of the Company.

Separation Time

The “Separation Time” shall mean, subject to Section 5.2 of the Rights Plan, the close of business on the tenth trading day after the earliest of:

(a)	the Stock Acquisition Date, being the first date of public announcement by the Company or a person of facts indicating that a person has become an Acquiring Person;

(b)

the date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a takeover bid (other than a Permitted Bid, Competing Permitted Bid or Shareholder Endorsed Insider Bid (as defined below)); and

(c)

the date upon which a Permitted Bid, Competing Permitted Bid, or Shareholder Endorsed Insider Bid ceases to be such; or such later date as may be determined by the Board acting in good faith, provided that if the foregoing results in a Separation Time being prior to Record Time, the Separation Time shall be the Record Time, and provided further that if any takeover bid referred to in clause (b) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such takeover bid shall be deemed, for the purposes of this definition, never to have been made.

Permitted Bid and Competing Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the takeover bid must be made for all Common Shares and by way of a takeover bid circular;

(b)	the takeover bid must be made to all shareholders;

(c)

the takeover bid must be outstanding for a minimum period 60 days and Common Shares of the Company tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 days period and only if at such time more than 50% of the Common Shares of the Company held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

(d)

if more than 50% of the Common Shares of the Company held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Company’s

Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Shareholder Endorsed Insider Bid

The Rights Plan allow a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Company’s voting shares (an “Insider”) to proceed with a “Shareholder Endorsed Insider Bid” without triggering the RightsPlan. This feature is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the Board without triggering the Rights Plan.

A Shareholder Endorsed Insider Bid is a takeover bid made by an Insider by way of takeover bid circular to all registered holders of Common Shares of the Company, other than the Insider, for all Common Shares held by them, and in respect of which:

(a)

more than 50% of the Common Shares held by shareholders (other than the Insider and its joint actors) have been tendered to the takeover bid at the time of first take-up under the takeover bid and not withdrawn.

(b)	the date of such first take-up occurs not later than the 120th calendar day following the date on which the takeover bid is commenced; and

(c)

immediately prior to or contemporaneously with such first take-up, the Insider makes a public announcement (i) informing shareholders of such take-up and the number and percentage of Common Shares then owned or controlled by the Insider and its joint actors, (ii) confirming that the Insider has complied with (a) and (b) above and (iii) confirming that the Insider has extended or will extend its takeover bid for not less than 10 business days in order to allow the remaining shareholders to tender their Common Shares to the bid if they choose to do so.

The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid. A Permitted Bid must be open for not less than 60 days while a Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time (but will be subject to a minimum bid period of 35 days in accordance with applicable securities laws). A Permitted Bid must contain an irrevocable minimum tender condition of 50% of the Common Shares held by shareholders (other than Common Shares held by the bidder and certain related persons) and an irrevocable provision that if such minimum tender is achieved and Common Shares are taken up, the bidder must extend the bid for not less than 10 business days. A Shareholder Endorsed Insider Bid is not required to contain such irrevocable condition and provision at the outset of the bid, rather, it must have achieved such result at the time of first take up under the bid. The date of first take up under a Shareholder Endorsed Insider Bid must occur not later than the 120th calendar day following the day on which the bid is commenced, while a Permitted Bid is not subject to a similar restriction.

The Shareholder Endorsed Insider Bid provisions are not designed to thwart takeover bids by Insiders. Rather, it provides Insiders with an additional avenue to proceed with a takeover bid in a manner that is fair and non coercive to shareholders (in addition to making a Permitted Bid or proceeding with Board approval) without triggering the Rights Plan.

Under Canadian securities laws, where an Insider proceeds with a takeover bid and shareholders holding more than a majority of the Common Shares reject it, the Insider has the ability to waive any minimum tender condition and take up any Common Shares that are tendered to the bid. Because of the Insider’s already sizeable share position, it can, by purchasing only a relatively small percentage of additional Common Shares, take up enough Common Shares to vest de facto control over the Company in the hands of the Insider without the Insider having had to pay a premium that is sufficient to induce shareholders holding a majority of the Common Shares not held by the Insider and certain related persons to tender to its bid. This potentially coercive conduct, if it occurs, could be extremely damaging to both the short term and long-term financial interests of that large body of shareholders who choose not to tender to the Insider’s bid. Among other things, adopting a coercive strategy of this nature could make it practically impossible for any subsequent competing offer to succeed. As trading liquidity in the Common Shares diminishes, the Insider could choose not to acquire further Common Shares or to time any further acquisition it does elect to proceed with on a basis that may allow it to pay substantially less for the Common Shares that are not tendered to its bid than for those that were tendered. A shareholder may feel compelled to tender to a takeover bid which it considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or discounted shares.

In the context of shareholder rights plans, it is common practice in Canada for unsolicited bidders to launch a bid that is not a permitted bid and then apply to Canadian securities regulators for an order that has the effect of rendering the rights plan inoperative in respect of its bid. Typically, absent compelling unusual circumstances, Canadian securities regulators have been prepared to grant such orders within approximately 45 to 70 days following commencement of the bid, based on the premise that shareholders should not be denied the ability to respond to the bid.

If an Insider does not wish to make a Permitted Bid, the Rights Plan provides an Insider with the ability to make a bid directly to shareholders and complete a Shareholder Endorsed Insider Bid (on terms less stringent than Permitted Bids) without triggering the Rights Plan and without prior Board approval for the bid, and avoid applying to Canadian securities regulators to render the Rights Plan inoperative in a process that is costly for the Company, the Insider and the regulators. If an Insider applies to Canadian securities regulators for an order that has the effect of rendering the Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Rights Plan, the Board believes that the ability of the Insider to complete a Shareholder Endorsed Insider Bid (which provision was subject to shareholder approval and which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators to not grant any such order.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Company’s Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in

Event occurring under a takeover bid made by way of takeover bid circular to all holders of the Company’sCommon Shares prior to the expiry of the takeover bid in respect of which the waiver is granted. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company. At any time prior to the occurrence of a Flip-in Event, the Board may also at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, Crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Company’s Common Shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Anti-dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)

if there is a dividend payable in shares or convertible securities (other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common Shares), or a subdivision or consolidation of the Common Shares, or an issuance of shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(b)

if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire shares or Convertible Securities, or for the making of a distribution to all holders of shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in shares) or rights or warrants.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Rights Plan as a result of changes in law or regulation. Prior to the Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or desirable. The Company will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email: assistance@laurelhill.com